EXHIBIT 6

                            CORAL GOLD RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                              Tel.: (604) 682-3701


                              INFORMATION CIRCULAR

                           AS AT AND DATED May 6, 2005

This Information Circular accompanies the Notice of the 2005 Annual and Special General Meeting of shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                  PERSONS OR COMPANIES MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 Common shares without par value. There is one class of shares only. There are issued and outstanding 4,648,905 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 6th day of May, 2005 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer

Agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8 or at the Head Office of the Company at Suite 400
- 455 Granville Street, Vancouver, British Columbia, V6C 1T1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

                               BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either:
(a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or
(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended January 31, 2005, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders of Record with this Information Circular.

                              ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

=========================== =========================== ======================================== ===================================
                                                         NUMBER OF SHARES BENEFICIALLY OWNED,     PRINCIPAL OCCUPATION AND IF NOT AT
                                                         DIRECTLY OR INDIRECTLY, OR OVER WHICH        PRESENT AN ELECTED DIRECTOR,
     NAME AND PRESENT                                    CONTROL OR DIRECTION IS EXERCISED AT     OCCUPATION DURING THE PAST FIVE
       OFFICE HELD                DIRECTOR SINCE         THE DATE OF THIS INFORMATION CIRCULAR               (5) YEARS
=========================== =========================== ======================================== ===================================
LLOYD ANDREWS                      September 1997                      19,250                       Retired Executive.
Rathdrum, ID
Chairman and Director
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
LOUIS WOLFIN                       July 1990                          244,201                       Mining Executive; Officer and/or
West Vancouver, BC                                                                                  Director of several reporting
Director                                                                                            issuers.
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
MATTHEW WAYRYNEN                   March 2002                             239                       Corporate Executive; Officer
West Vancouver, BC                                                                                  and/or Director of several
President and Director                                                                              reporting issuers.
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
ERNEST CALVERT(1)                  July 1990                           25,000                       Mining Executive; Officer and/or
Vancouver, BC                                                                                       Director of several reporting
Director                                                                                            issuers.
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
WILLIAM GLASIER                    August 1990                          8,190                       Mining Executive; Officer and/or
Mill Bay, BC                                                                                        Director of several reporting
Director                                                                                            issuers.
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
FLORIAN RIEDL-RIEDENSTEIN(1)       March 1994                             Nil                       Financial consultant, Director
Aichhof, Austria                                                                                    of several reporting issuers.
Director
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
DAVID WOLFIN                       September 1997                      63,700                       Mining Executive; Officer and/or
West Vancouver, BC                                                                                  Director of several reporting
Director                                                                                            issuers.
--------------------------- --------------------------- ---------------------------------------- -----------------------------------
CHRIS SAMPSON(1)                   January 1996                         7,100                       Professional Geologist
Vancouver, BC
VP Exploration and Director
============================ =========================== ======================================== ==================================
(1) Member of the audit committee.

All of the nominees are residents of Canada, except for Lloyd Andrews who resides in the United States and Florian Riedl-Riedenstein who resides in Austria.


The Company has an audit committee, the members of which are set out above.


                             EXECUTIVE COMPENSATION

                   (Form 51-102F6, National Instrument 51-102)

Executive Officers

For purposes of this Information Circular, "named executive officer" of the Company means an individual who, at any time during the year, was:

     (a)  the Company's chief executive officer ("CEO");

     (b)  the Company's chief financial officer ("CFO");

     (c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

     (d) any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

     (each a "Named Executive Officer").


     Based on the foregoing definition, during the last completed fiscal year of the Company, there was one (1) Named Executive Officer, namely, its President, Matt Wayrynen.

                                                   SUMMARY COMPENSATION TABLE

=================================== ======== =================================================== ================= =================
                                                                                                     LONG TERM
                                                            ANNUAL COMPENSATION                    COMPENSATION
                                             --------------------------------------------------- -----------------    ALL OTHER
                                                                                                   SHARES UNDER     COMPENSATION
  NAME AND PRINCIPAL POSITION         YEAR        SALARY            BONUS            OTHER            OPTION             ($)
=================================== ======== ================= ================ ================ ================= =================
MATT WAYRYNEN                        2005    $60,000           Nil              $15,000          75,000            $1,082.08
President and Director              -------- ----------------- ---------------- ---------------- ----------------- -----------------
                                     2004    $90,000           Nil              Nil              40,000            $1,024.86
                                    -------- ----------------- ---------------- ---------------- ----------------- -----------------
                                     2003    $84,500           Nil              Nil              40,000            $1,325.06
=================================== ======== ================= ================ ================ ================= =================
Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives  required to be reported in the above table.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended January 31, 2005.

Options and Stock Appreciation Rights (SARs)

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase up to 706,000 common shares. To date, stock options to purchase a total of up to 535,500 shares have been granted under the Plan, leaving options for 170,500 shares available for issuance.

                                     - 5 -


                       OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

===================== ================== =================== ================== =================== ==================
Name of Executive     Securities Under   % of Total          Executive or base    Market Value of    Expiration Date
Officer               Option Granted     Options Granted     Price($/Security)    Securities
                                         to Employees in                          underlying
                                         Financial Year                           Options on Date
                                                                                  of Grant
                                                                                  ($/Security)
===================== ================== =================== ================== =================== ==================
Matt Wayrynen         47,000             11.38%              $1.70              $1.70               December 1, 2009
===================== ================== =================== ================== =================== ==================


                                    AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
                                                         AND FISCAL YEAR-END OPTION VALUES

================================================= ================================== =================================
                                                       Unexercised Options at              Value of Unexercised
                                                          January 31, 2005           In-the-Money Options at January
                                                                                                 31, 2005
------------------------------------------------- ---------------------------------- ---------------------------------

Name               Common Shares     Aggregate    Exercisable      Unexercisable     Exercisable     Unexercisable
                   Acquired on       Value
                   Exercise          Realized
================== ================= ============ ================ ================= =============== =================

Matt Wayrynen      12,000            $12,000      75,000           Nil               Nil             Nil
================== ================= ============ ================ ================= =============== =================

TABLE OF OPTION AND SAR  REPRICINGS  DURING THE MOST RECENTLY  COMPLETED  FISCAL
YEAR

There was no option repricing during the most recently completed fiscal year.

              TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES
                            AND EMPLOYMENT CONTRACTS

The Company does not have an employment contract with the Named Executive Officer, and there are no contractual provisions for termination of employment or change in responsibilities.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year. Incentive stock options, however, have been granted to non-employee directors of the Company to purchase an aggregate of 295,900 shares of the Company at a price of $1.70 per share exercisable on or before December 1, 2009, none of which have been exercised.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

                                      - 6

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of Ernst & Young, Chartered Accountants (formerly Ellis Foster, Chartered Accountants), as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

                                 AUDIT COMMITTEE

Under Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor. The Company is a reporting issuer in B.C. and Alberta. MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.   Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.   Members of the Audit Committee

2.1 At least one Member must be "financially literate" as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2  The Audit Committee shall consist of no less than three Directors.

2.3 At least one Member of the Audit Committee must be "independent" as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.   Relationship with External Auditors

3.1  The  external   auditors  are  the  independent   representatives   of  the
     shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4.   Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

     (i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

     (ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.   Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.   Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.   Remuneration of the Auditors

7.1 The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2 The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.   Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.   Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.  Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.  Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.  Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.  Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.  Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.  Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

--------------------------------------------------------------------------------
Ernest Calvert                  Independent (1)         Financially literate(2)
Florian Riedl-Riedenstein       Independent (1)         Financially literate(2)
Chris Sampson                   Independent (1)         Financially literate(2)
--------------------------------------------------------------------------------
(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

============================== =================== ======================= ==================== ==================
    FINANCIAL YEAR ENDING          AUDIT FEES        AUDIT RELATED FEES         TAX FEES           ALL OTHER FEES
         JANUARY 31
============================== =================== ======================= ==================== ==================
            2005                     $19,625                     Nil        $2,310((1))            $1,240((3))
------------------------------ ------------------- ----------------------- -------------------- ------------------
            2004                     $20,000                     Nil          $773((2))            $4,800((4))
============================== =================== ======================= ==================== ==================

(1)  Preparation of 2004 tax return.
(2)  Preparation of 2003 tax return.
(3) Review of annual report process and assistance with records required for Q2 filing.
(4) Review of annual report process, review and assistance with Exchange issues and general taxation advisory services.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit

Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a "venture issuer" as that term is defined under MI 52-110.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

Alterations to Company's Notice of Articles

On March 29, 2004, the new British Columbia Business Corporations Act ("BCA") was proclaimed, replacing the pre-existing British Columbia Company Act. Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies. For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company's Memorandum with a new form designated a Notice of Articles. The Company filed its transition application as of July 15, 2004.

As a result of the Company having filed its transition application, it may alter its Notice of Articles and adopt a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters (3/4) of the votes cast, as opposed to the two-thirds (2/3) majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds (2/3) majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

     "BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1. The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company's Notice of Articles be altered accordingly.

     2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

     3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

New Form of Articles

In addition to deleting the PCPs, the Company is proposing to delete its existing Articles in their entirety and replace them with a new set of Articles. The new set of Articles will make the Company's Articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of Articles are minor in nature, and will not affect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

     1. The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

     2. The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval.

     3. The requirement that the Company purchase or redeem its shares on a pro-rata basis will be deleted.

     4. The Company will be able to hold general meetings of the shareholders outside the Province of British Columbia, without special permission each year from the Registrar of Companies.

     5. The Company will not be required to publish advance notice of general meetings of shareholders in any local newspapers.

Additionally, as now permitted by the BCA, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized share structure to an unlimited number of common shares without par value.

Management believes that having an unlimited authorized share structure provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters (3/4) of the votes cast by Shareholders present or by proxy at the Meeting.

A copy of the proposed new Articles of the Company will be available for inspection at the Meeting and at the Company's registered office, located at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing Articles of the Company in their entirety and replacing them with the new form of Articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

          "BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

          1. The existing Articles of the Company be deleted in their entirety, and the form of Articles presented to the shareholders at the annual and extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the Articles of the Company.

          2. The Notice of Articles be altered to increase the authorized share structure from 50,000,000 common shares without par value to an unlimited number of common shares without par value.

          3. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

          4. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the Articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Increase of Stock Option Plan

On July 17, 2003, the shareholders approved the 2003 Stock Option Plan (the "Plan"). The Plan provided for the grant of incentive stock options to insiders, employees, and other service providers to the Company for up to 706,000 common shares. To date, stock options for 535,500 common shares have been granted under the Plan. The management of the Company therefore proposes to amend the Plan to increase the number of common shares reserved for stock option grants under the Plan from 706,000 common shares to 929,000 common shares.

In this regard, disinterested shareholder approval is required pursuant to the policies of the TSX Venture Exchange. "Disinterested shareholder approval" means the approval of a simple majority of the shareholders who are not directors, officers or employees of the company, or their associates or affiliates. If such approval is not obtained, the Plan will remain at 706,000.

There are no other matters to be acted upon at the Meeting.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                           APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.





"Matt Wayrynen"                                 "Connie Lillico"
-------------------------------                 --------------------------------
Matt Wayrynen, President                        Connie Lillico, Secretary